

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2013

Via E-mail
Dave Kinross
Chief Financial Officer
Central Valley Community Bancorp
7100 N. Financial Dr., Suite 101
Fresno, CA 93720

> **Re:** **Central Valley Community Bancorp**
> **Registration Statement on Form S-4**
> **Filed March 14, 2013**
> **File No. 333-187260**

Dear Mr. Kinross:

We have reviewed the above referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information, including, if applicable, a draft of your proposed disclosures to be made in future filings. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1. We note that senior management of Visalia provided financial projections to Sandler O'Neill. Please disclose two years of any material projections, including revenue, income, and income per share.

2. Please supplementary provide the staff with the board books prepared for each board.

3. Please note the updating requirements of Rule 8-08 of Regulation S-X and provide an updated consent from your independent accountant in your next pre-effective amendment.

Cover Page

4. In accordance with Item 501(b)(2) of Regulation S-K, please disclose the aggregate amount and title of securities offered with this prospectus.

Questions and Answers

What is the vote needed for approval of the merger agreement?, page 1

5. Please disclose that certain holders of the common stock have agreed to vote their shares in favor of the merger and therefore, approval of the merger is assured.

Summary

6. Briefly discuss the conditions under which the merger agreement may be terminated and state the termination fee that will be incurred by either party.

7. Please provide the information required by Item 3(g) of Form S-4 in the summary.

Interests of Certain Persons in the Merger That Are Different From Yours, page 11

8. Please quantify the aggregate compensation that each director and executive officer will receive as a result of the merger. In addition, please briefly describe these arrangements, including Mr. Elliot's appointment to the Central Valley Board following the merger.

Unaudited Pro Forma Condensed Combined Financial Information

Note 5-ProForma Adjustments, page 23

9. Please revise to include the purchase price allocation required by ASC 805-10-10.

10. Please revise to disclose the expected useful lives of loans acquired.

The Merger

11. Please include disclosure regarding the negotiation of the benefits to officers and directors that you describe on page 46.

Calculation of Consideration to be Paid to Visalia Shareholders, page 41

12. Please disclose, if true, that Central Valley can also choose to terminate the merger if Visalia shareholders' equity is less than $18.5 million, rather than adjust the price.

<u>Certain Federal Income Tax Consequences, page 42</u>

13. We note your discussion of the material tax consequences of the merger. In accordance with Item 601(b)(8), please provide an opinion supporting the consequences to shareholders described in the filing.

<u>Interests of Certain Persons in the Merger, page 46</u>

14. Please provide the information required by Item 18(a)(7) of Form S-4 as it pertains to Mr. Elliott.

15. Please file all material agreements discussed in this section, including the "Pay and Stay" agreements discussed on page 47, with your next amendment.

<u>Opinion of Visalia Community Bank's Financial Advisor, page 51</u>

16. Please disclose the fee that FIG will receive as compensation for its services as financial advisor. Please provide similar disclosure for services that Sandler O'Neill's provided to Central Valley.

17. Please provide the information required by Section 1015(b)(4) of Regulation M-A. Specifically, disclose any material relationship that has existed between each company and each financial advisor over the past two years and the aggregate compensation paid by each company to each financial advisor for all services.

<u>Where You Can Find More Information, page 115</u>

18. Please use the SEC's current address as follows: 100 F Street NE, Washington, DC 20549.

<u>Validity of Central Valley Community Bancorp's Common Stock, page 115</u>

19. Please include the address of the Downey Brand in this section.

<u>Financial Statements of Visalia Community Bank</u>

20. Please revise to include audited 12/31/2012 Financial Statements for Visalia Community Bank in accordance with Regulation S-X. In addition revise the related Management's Discussion and Analysis, and the Unaudited Pro Forma Condensed Combined Financial Information accordingly.

<u>Legality Opinion, Exhibit 5.1</u>

21. If you choose to address your opinion to the Securities and Exchange Commission, rather than to your client, please include the SEC's current address.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Act of 1933 and the Securities Exchange Act of 1934, and all Securities Act and Exchange Act rules, in each case as applicable, require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Bill Schroeder at (202) 551-3294 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Samples at (202) 551-3199 or me at (202) 551-3464 with any other questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney

cc.   Via E-mail
        Bruce Dravis
        James Dyer
        Downey Brand LLP